MultiSensor AI Holdings, Inc.

2105 West Cardinal Drive

Beaumont, TX 77705

January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Conlon Danberg

Re:	MultiSensor AI Holdings, Inc.
Registration Statement on Form S-3
File No. 333-284437

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284437) (the “Registration Statement”) of MultiSensor AI Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on January 30, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Sincerely,

MULTISENSOR AI HOLDINGS, INC.

By:	/s/ Stuart V Flavin III
Stuart V Flavin III
Interim Chief Executive Officer

cc:	Robert Nadolny, MultiSensor AI Holdings, Inc.
Drew Capurro, Latham & Watkins LLP
Jack Anderson, Latham & Watkins LLP